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OF COUNSEL

August 7, 2018

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on August 7, 2018

Dear Mr. Williamson:

On August 7, 2018, TPG Specialty Lending, Inc. (the “Company”) filed on EDGAR a preliminary proxy statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement relates to the Company’s special meeting of stockholders scheduled to take place on October 8, 2018, at which the Company’s stockholders will be asked to consider and vote upon a proposal to allow the Company to increase leverage by approving the application to the Company of a minimum asset coverage ratio of 150%, pursuant to Section 61(a)(2) of the Investment Company Act of 1940, as amended, to become effective the date after the Special Meeting, which would permit the Company to double the maximum amount of leverage that it is currently permitted to incur. The Company currently anticipates releasing the definitive proxy statement to stockholders on or before August 29, 2018.

If you have any questions or comments regarding the Proxy Statement, please contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Sincerely,

/s/ Adam E. Fleisher
Adam E. Fleisher

cc:	Ken Burke

Jennifer Gordon

TPG Specialty Lending, Inc.

Helena K. Grannis

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